Stratton Mid Cap Value Fund, Inc.

EXHIBIT TO ITEM 77C

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


A Joint Special Meeting of Shareholders of the Stratton Mid Cap
Value Fund, Inc. (the "Fund") was held on October 28, 2015. The following proposal was submitted for a vote of the shareholders of the Fund:


1.	To approve a new investment advisory agreement between
Sterling Capital Management LLC and the Fund.

       With respect to Proposal 1, the following votes were recorded:

            No. of Shares

            Stratton Mid Cap Value Fund, Inc.

            Affirmative
            833,381.348

            Against
            10,169.3879

              Abstain
            5,133.656

            Total
            848,684.883